November 28, 2018

John Poss
Chief Executive Officer
GB Sciences, Inc.
3550 W. Teco Avenue
Las Vegas, NV 89118

       Re: GB Sciences, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 21, 2018
           File No. 333-227452

Dear Mr. Poss:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2018 letter.

Form S-1/A filed November 21, 2018

Description of Warrants Related to Shares Being Registered, page 18

1. We note the revised disclosure on pages 18 to 19 you have included in response to comment 4. With respect to Warrants B, D and E, please describe the material terms of the transactions in which you issued the warrants.
2. You state in response to comment 5 that you "have issued additional warrants for the purchase of 10,000,000 shares" and are registering the common shares underlying these warrants. Please tell us when such additional warrants were issued to the selling stockholders and describe the material terms of such warrants and the transactions in which you issued them. If applicable, please also revise the disclosure on page 92 to provide all information that Item 701 of Regulation S-K requires.
 John Poss
GB Sciences, Inc.
November 28, 2018
Page 2
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 10 - Subsequent Events
Termination of Agreements with THC LLC, page 66

3. You state here that you terminated all agreements with THC LLC in October 2018.
         Please update the disclosure regarding these agreements on page 21 and pages 29 to 30 to reflect their termination.
       Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or Karina V.
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameJohn Poss                                  Sincerely,
Comapany NameGB Sciences, Inc.
                                                             Division of
Corporation Finance
November 28, 2018 Page 2                                     Office of Natural
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